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03024949

Registration No. 4154

82-4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s. P.O. BOX 839 114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			
Datum *Date*	31.7.2003		
Stran *Pages*	19 ~~16~~ **(including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

SUPPL

Věc
Subject

Report on Financial Results as at 30 June 2003

Dear Sirs,

We are sending you Report on financial Results as at 30 June 2003 of Komerční banka, a.s.

Yours Sincerely,

PROCESSED AUG 12 2003 THOMSON FINANCIAL

Flóriková

Sylva Floríková
Director of Compliance

dlw 7/31

SOCIETE GENERALE GROUP
Komerční banka, a.s., se sídlem:
Praha 1, Na Příkopě 33, č. p. 969, PSČ 114 07, Česká republika, IČ: 45317054
ZAPSANÁ V OBCHODNÍM REJSTŘÍKU VEDENÉM MĚSTSKÝCH SOUDEM V PRAZE, ODDÍL B, VLOŽKA 1360

Komerční banka

Report on Financial Results

as at 30 June 2003


KB

MACROECONOMIC TREND IN THE FIRST HALF OF 2003

In the first quarter of 2003, Gross Domestic Product continued to grow by similarly the same pace as in 2002, growth rate of GDP reaching 2.2%. The main growth factor of GDP was domestic demand: government demand grew by 5.2%, and consumer demand by 4.6%. The growing deficit of public finance pushed the GDP growth up. Fixed capital investment decreased by 2.5% as a consequence of weak investment climate.

Industry continued in solid growth in the first half of 2003. The industrial output increased by 5.5%, January to May 2003, growth in industry has been pulled primarily by foreign demand and realised by companies under foreign control. Construction was hit by weak demand more than industry: construction output stagnated, January to May 2003. Restructuring in the Czech industry still keeps the competitiveness of Czech exports on foreign markets. At the same time, continuing restructuring in industry was the main factor of labour market pressures. The situation on labour market does not seem to show deeper deterioration.

Private consumption remained strong in the first half of 2003. The growth of retail sales reached 3.6%, January – May 2003. Slight deflation observable in the first quarter of 2003 placed the growth of real wages above their nominal growth for the first time in the history of the Czech Republic. Average real wage increased by 7.8%. Growth of wages was highly above long-term sustainable growth: labour productivity in the whole economy increased only by 2.1%.

In the first half of 2003, the disinflation trend continued until April, Index of consumer prices standing at 0.3% at the end of the first half of 2003. Due to favourable development of world oil prices, producer prices have been continuing to move in the deflation range during the first half of 2003. The short war in Iraq did not turn the expectations of booming oil prices into reality: the relatively low oil prices helped to press both the CPI and PPI down.

In the second quarter of 2003, the exchange rate of Czech currency oscillated around 31.50 CZK/EUR which is the value accepted implicitly by the CNB as a medium-term equilibrium value. The appreciation of the CZK against the USD continued during the second quarter of 2003 and stopped only in the last decade of June, standing at 27.4 CZK/USD at the end of June.

In the first half of 2003, the trade deficit amounted to CZK 18.1 bill, down from CZK 22.4 bill. in the same period of 2002. Decline of trade deficit was caused by higher growth of exports against the imports. In Q1 2003, the current account deficit amounted to 3% of GDP which was comfortably covered by ongoing inflow of FDI.

BUSINESS ACTIVITIES

As at the end of the first half of 2003, Komerční banka served the total of 1.28 million clients, of which 0.98 million were individuals and 0.30 legal entities. The number of clients has thus increased year on year by 40 thousand. Likewise, the number of clients using the financial services via direct banking channels has also been on the rise. As at 30 June 2003, the total of 507 thousand clients were using the services of telephone, Internet and PC banking, representing an increase of 30% compared to the end of 2002. The Bank thus services 40% of its clients through direct banking channels.

At the same time, the bank provides services through countrywide sales network consisting of 321 points of sale and 473 ATMs. In the course of the first half of the year, the bank opened two new branches and installed 33 ATMs.

The most important innovations amongst the products of Komerční banka are products designed for small business and entrepreneurs.

- Efekt, Komfort and Excelent packages provide entrepreneurs and small business clients with a comprehensive offer of banking services. At the core of all the above packages are a current account, a payment card, direct banking services and an overdraft facility.

- Profi loan was designed for entrepreneurs and small and medium businesses. Profi loan offers operative financing of selected business needs, with the benefit of a short approval process and reduced paperwork. The approval process for a Profi loan of up to CZK 1 million does not exceed three days, and for loans from CZK 1 to 4 million, five working days.

Microchip cards are yet another innovation. Komerční banka, as the first bank in Central Europe, started to issue chip cards of international associations VISA and MasterCard. The upgrade to microchip technology increases the level of safety and permits to extend the scope of services provided to clients by various loyalty programs in the network of retailers that accept payment cards.

Moreover, in April the Bank added a new service to those offered via ATMs – charging up the credit for Eurotel pre-paid mobile telephones, thus becoming the first bank on the Czech market which supports charging-up of credit for all three mobile operators.

MAJOR EVENTS

On 19 June 2003, the regular General Meeting of Komerční banka was held, where shareholders approved the Report by the Board of Directors on Business Activity of the Bank and the Status of its Assets. Further, shareholders approved the regular and consolidated financial statements for year 2002 and made a decision on the distribution of profit. The General Meeting approved the payment of dividend in the total volume of CZK 1,520 million, which translates as CZK 40 per share (before tax). Shareholders also approved the amended Articles of Association and remuneration of the members of the Bank's statutory bodies.

In the first half of year 2003, several changes in Komerční banka Group were made.

- As a result of re-integration of selected supporting services (including the staff) from companies ASIS, a. s. and Reflexim, a. s. into KB, the Bank, being the only shareholder, decided to wind-up ASIS and to sell Reflexim. ASIS was put in liquidation on 1 June 2003, and Reflexim was sold to company Sodexho společné stravování a služby, s. r. o., on 9 June 2003. These transactions are a part of the Bank's strategy to spin off non-core and supporting activities of non-banking character from the group and to procure these services by means of outsourcing.

- On 30 June 2003, the Bank sold its 50% share in the share capital of company CAC LEASING, a. s. and its 10% share in the share capital of company CAC LEASING Slovakia, a. s. to Bank Austria Creditanstalt Leasing GmbH, a subsidiary of Bank Austria Creditanstalt.

UNCONSOLIDATED FINANCIAL RESULTS (IFRS)

Profit and Loss Account

In the first half of 2003, Komerční banka posted a net profit of CZK 4,491 million. The year on year growth by 6% was aided, in particular, by the reduction in operating costs, low cost of risk of the loan portfolio and one-off income from the sale of ownership interests.

Net banking income

Net banking income, in comparison with the first half of 2002, fell by 1.9% to the final level of CZK 11,384 million. Net interest income continues to represent the biggest portion in this category (52.4%). The share of non-interest income has, however, risen by 3 percentage points to the present value of 47.6%.

Net interest income

Net interest income of CZK 5,961 million was posted, representing a year-on-year decline by 7.2%. This result was negatively affected by the falling net interest income from clients, principally from business loans, and the falling net interest income from the Czech Consolidation Agency (CKA). Net interest income from banks has on the other hand grown, owing to interest income from bonds purchased by the Bank in the fourth quarter of 2002 in a primary issue. Evaluating net interest income generated in the second quarter of 2003, a stable result was achieved in the environment of further falling interest rates, compared to previous quarters.

Net fees and commissions

Net fees and commissions were CZK 4,205 million, representing an increase by 2.9% on the first half of 2002. Non-foreign exchange fees and commissions, making up 77% of the total volume, grew year on year by 6.0% to CZK 3,249 million. The main drivers of this growth were fees and commissions for account maintenance, loan administration and payment cards.

Fees and commissions from FX foreign payments showed a year-on-year decline by 4.0% to CZK 596 million, fees and commissions from foreign exchange cash conversions fell by 9.5% to CZK 360 million. This development resulted from the falling number as well as volume of these transactions.

Net profit from financial operations

Net profit from financial operations of CZK 861 million grew, compared to the first half of 2002, by 9.1%. This good result is attributable, in particular, to the increasing profit from securities after re-valuation of one issue of bonds. Net profit from foreign exchange operations fell by 17.9% to CZK 345 million. Decrease in profit from interest rate and commodity derivatives from CZK 154 million to CZK 0.5 million resulted mainly from interest rate coupons of Cross Currency Swaps, which are included in profit from foreign exchange operations in 2003.

Other income

Other income reached the amount of CZK 357 million, representing an increase compared to the first half of 2002 by 16.7%. Other income includes dividends from subsidiary and associated companies (CZK 253 million) which grew year on year by 39.0%, mainly as a result of dividends received from company CAC Leasing, a former associated company.

Total operating costs

Total operating costs fell in year-on-year comparison by 14.4% to the final volume of CZK 5,827 million, and the decline recorded all cost categories, i.e. administrative expenses, restructuring costs, as well as depreciation and other provisions.

Administrative expenses comprise personnel expenses and other administrative expenses. The reduction in personnel expenses by 12.7% to CZK 2,359 million was caused particularly by the extraordinary release of a reserve for unpaid bonuses related to the year 2002 during the first quarter of 2003. Other administrative expenses amounted to CZK 2,259 million, representing a year-on-year decline by 0.3%, including mainly the costs of property maintenance and rent, marketing costs and costs of telecommunication and post services.

For the first six months of 2003, restructuring costs reached CZK 499 million, showing a decline of 45.0% compared to the same period of 2002. Costs of new corporate identity, consultancy costs and costs related to rent termination were the major contributors in this cost category. Restructuring costs also comprise creation of reserve for future restructuring costs.

Depreciation and other provisions fell by 24.4% to CZK 710 million as at 30 June 2003. Depreciation of assets under financial leasing and own assets, primarily IT and equipment, recorded a decline.

Provisions for loan and investment losses and net profit from sale of subsidiary and associated companies

In the first half of 2003, the result of creation and release of provisions for loan and investment losses and net profit from sale of subsidiaries and associates reached the total volume of CZK 843 million, in the same period of 2002 it was CZK 373 million. This result comprised of net creation of provisions for loan losses (- CZK 10 million), net creation of provisions for investment losses (- CZK 20 million), income from fully written-off loans (+ CZK 89 million) and profit from sale of subsidiary and associated companies (+ CZK 784 million).

Creation of provisions for loan losses was influenced by low cost of risk of the loan portfolio and by the sale of non-performing loans to GE Capital Corporation. In the first half of 2003, the volume of general provisions was not decreased. The duty to release a part of the general provisions in 2003, in the minimum volume of 25% from its amount as at 31 December 2001, is imposed on the Bank by legislation of the year 2002.

Net creation of provisions for investment losses decreases from CZK 284 million for the first six months of 2002 to CZK 20 million in 2003 as a result of reduction of risks related to the asset-backed securities portfolio (CDO and CLN).

Income from fully written-off loans fell year on year by 75.9% to final CZK 89 million.

Income from the sale of subsidiaries and associated companies includes income from the sale of companies CAC Leasing and Reflexim. No provisions for ownership interests were created in the first half of 2003.

Income tax

In the first half of the year, income tax reached CZK 1,909 million, of which tax payable amounted to CZK 1,647 million and the movement in deferred tax CZK 262 million. The effective tax rate was 30%.

Net profit after tax

Net profit after tax of CZK 4,491 million was posted for the first six months of 2003. Compared to the same period of 2002, when it was CZK 4,236 million, it grew by 6.0%.

KEY FINANCIAL RATIOS

	as at 30 June 2002	as at 30 June 2003
Capital adequacy – CNB (%)	14.2	15.4
Cost / Income Ratio – including restructuring costs (%)	58.7	51.2
Return on Average Equity – ROAE (%)	32.8	25.3
Return on Average Assets – ROAA (%)	1.9	2.1
Net Interest Margin (%)	3.3	3.1
Earnings per Share – annualised (CZK)	223	236

Balance Sheet

Total assets as at the end of the first half of 2003 decreased compared to the year-end of 2002 by 1.7% and reached CZK 432.1 billion.

ASSETS

Cash and balances with the Central Bank

Cash and balances with the Central Bank fell by 2.9% to CZK 14.0 billion and is commensurate to the operating needs of the Bank. Average obligatory minimal reserves with the Central Bank reached CZK 6.8 billion as at the end of June 2003, and bear interest of two-week repurchase interest rate of CNB, which was cut on 26 June 2003 from 2.50% to 2.25%.

Amounts due from banks

Amounts due from banks fell from CZK 199.7 billion as at the end of 2002 to CZK 186.8 billion, i.e. by 6.5%. Loans to the Czech National Bank as a part of repo operations remained stable and reached CZK 145.6 billion. Term deposits with banks continued to decline and showed a 37.3% reduction in volume compared to the end of 2002, down to CZK 24.6 billion. Amounts due from banks continue to include bonds issued by Société Générale SA, the parent bank, in the total value of CZK 14.0 billion, which the Bank purchased under market conditions in an initial offering in the fourth quarter of 2002.

Amounts due from the Česká konsolidační agentura

Amounts due from the Česká konsolidační agentura reached, as at 30 June 2003, CZK 34.7 billion and showed a decrease of 2% compared to the end of 2002. Most of these loans relate to the refinancing of transfers of classified assets to Konsolidační banka, resp. Česká konsolidační agentura, in 1999 and 2000.

Net loans to clients

Net loans to clients (after deduction of provisions) fell as from the end of 2002 by 2.9% down to CZK 117.7 billion. The balance of provisions and reserves for losses from loans were CZK 12.2 billion as at the end of June.

The volume of net loans to clients and the quality of the loan portfolio was substantially influenced by the sale of a portfolio of non-performing loans to GE Capital Corporation. These loans were gradually, during the first half of 2003, transferred from the loan portfolio of the Bank.

In the first half of 2003, the volume of business loans reduced, largely due to successful work-out of the portfolio of non-performing loans, transfer of assets to GE Capital Corporation and to a lower volume of new business loans provided. The trend of a significant growth of new loans to individuals continued. Mortgage loans grew by 16.9% compared to the situation at the end of 2002 to CZK 21.4

billion, consumer loans grew in the same period by 6.6% to CZK 8.2 billion. As a result of this trend, the share of loans to individuals in total loans grew from 18.8% to 22.8%.

Standard loans increased its share in the total loans by 9.9 percentage points to 74.3%, whereas the volume of loans under special review (sub-standard, doubtful, loss) fell by 10.2 percentage points to 8.9%.

The balance of provisions and reserves for loan losses fell, as a result of the improving quality of the loan portfolio, by 28.8% to CZK 12.2 billion, inclusive of general provisions of CZK 6.5 billion. The new Czech legislation obliges the Bank to dissolve at least 25% of tax-deductible general provisions, every year over period 2002 – 2005. The Bank has so far (in the first half of 2003) dissolved no part of the general reserves.

The used value of collateral to client loans grew slightly to CZK 58.3 billion, of which CZK 30.9 billion was in the form of real estate.

At the end of 2000, Komerční banka was given a State Guarantee which covers a large part of the non-performing assets of the Bank. The guarantee, through the Czech Consolidation Agency, covers losses incurred by Komerční banka in the period 2001 - 2003 from the defined portfolio of balance sheet and off-balance assets classified as at 31 December 2000 as sub-standard, doubtful and loss. The guarantee is limitied to cover losses up to the amount of CZK 20 billion. Successful work-out of guaranteed loans resulted in the decrease of the total nominal volume of guaranteed assets compared to the initial situation as at 31 December 2000 down to CZK 15.2 billion, i.e. by 75.0%. As at 30 June 2003, the cumulated realised losses on the portfolio reached CZK 4.2 billion.

Securities

According to IAS 39 and in line with the intent of their acquisition, the Bank divides securities held into portfolios for trading, for sale and a portfolio of securities held to maturity. The Bank also posts securities issued by banks and acquired under initial offerings, which are not intended for trading, in the category Due from banks.

Trading securities

Trading securities reached the volume of CZK 19.8 billion, representing an increase by 113% compared to the end of 2002. This growth was caused by the rising volume of treasury bills and bonds. At the end of June, treasury bills comprised 83.2% of the portfolio held for trading.

Securities available for sale

Volume of the portfolio of securities available for sale grew by 8.6% to CZK 26.5 billion. This growth was driven largely by the growing volume of treasury bonds held by the Bank. The portfolio also includes asset-backed securities (CBO), posted in their fair value which is influenced, amongst other things, by the CZK/USD exchange rate development. The reduction in the value of the securities as a result of the change in credit risk of the underlying assets is included in item Provisions for investment losses.

Investments held to maturity

Volume of the portfolio of securities held to maturity fell from CZK 2.5 billion as the end of 2002 to CZK 93 million as at 30 June 2003. The reason for this decline was the full redemption of the subordinated debt made on 15 May 2003 (see Subordinated debt). A part of subordinated bonds in the value of CZK 2.4 billion was purchased by the Bank in the second half of 2002 and held in this portfolio until the subordinated debt was paid off.

Investments in subsidiaries and associates

The value of Investments in subsidiaries and associates reduced, in the first half of 2003, by 7.0%, down to CZK 1.5 billion. This decline comes largely as a result of the sale of the Bank's 50% share in company CAC Leasing, a. s., and 10% share in company CAS Leasing Slovakia, a. s. to Bank Austria Creditanstalt Leasing GmbH. The net book value of these two subsidiaries as at the end of 2002 reached the sum of CZK 115 million. In June 2003, the Bank also sold its 100% interest in company Reflexim, a. s. and put in liquidation company ASIS, a. s.

LIABILITIES

Amounts due to banks

Amounts due to banks reached CZK 18.4 billion, representing a reduction of 18.5% compared to the end of 2002.

Amounts due to clients

Amounts due to clients in the first half of 2003 grew slightly to CZK 342.7 billion. While the volume of deposits on current accounts increased from CZK 171.0 billion to CZK 175.5 billion, the deposits on savings accounts and term accounts reduced by 6.8% to CZK 120.3 billion.

Certificated debt

The volume of certificated debt remained stable at CZK 18.5 billion, of which 63.1% is made up of bonds and 36.9% are mortgage bonds.

Subordinated debt

On 15 May 2003, the Bank, in accordance with the term and conditions of the notes, used the option and early redeemed the subordinated debt issued in 1998 in the principal amount of USD 200 million, due 2008. This subordinated debt was financed by a wholly owned subsidiary of the Bank, company Komercni Finance B.V., which issued subordinated bonds guaranteed by the Bank. Registration of the securities was cancelled following their redemption. Already before, the Bank purchased 39.0% of the total principal amount of the issue, reported in the Bank's assets (see Investments held to maturity).

Shareholders' equity

Shareholders' equity of the Bank grew by 10.6% to the total of CZK 37.3 billion. The growth was substantially influenced by the net result of the current period. The Annual General Meeting of the Bank decided on the distribution of the Bank's profit for 2002 (see Major events). Respecting the decision of the General Meeting, the Bank allocated retained earnings from 2002 of CZK 6.8 billion to its funds and reserves. In the category of Shareholders' equity, the profit of the current period in the amount of CZK 4.5 billion is also shown.

The Bank's share capital remained stable at CZK 19.0 billion. The shareholders' equity of the Bank grew by 1 percentage point to 8.6% of total assets.

EXPECTED DEVELOPMENTS IN THE FINANCIAL SITUATION

Komerční banka, with a support of Société Générale, will continue to develop business model successfully implemented through Transformation Programme in 2002. This strategy, together with anticipated market development, will positively influence business results and financial performance of the Bank.

SHAREHOLDER STRUCTURE

Main shareholders of Komerční banka, a. s., with a share in the share capital exceeding 5% (as at 12 June 2002)

Shareholder	Number of shares	Percentage of the share capital
SOCIÉTÉ GÉNÉRALE S. A.	22,940,227	60.35%
BANK OF NEW YORK ADR DEPARTMENT [1)]	2,032,989	5.35%
OTHER SHAREHOLDERS	13,036,636	34.30%

[1)] With the permission of the Czech National Bank, The Bank of New York ADR Department is the holder of those shares for which Global Depository Receipts (GDRs) were issued and which are in the possession of a significant number of foreign investors.

Prague, 30 July 2003

Signed on behalf of the Board of Directors:

Alexis Juan
Chairman of the Board of Directors
and Chief Executive Officer

Philippe Rucheton
Member of the Board of Directors
and Chief Financial Officer

KOMERČNÍ BANKA'S PROFIT AND LOSS STATEMENT ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(in CZK million)

	30 June 2003 (Unaudited)	30 June 2002 (Unaudited)
Interest income	10,602	13,033
Interest expense	(4,641)	(6,608)
Net interest income	**5,961**	**6,425**
Net fees and commissions	4,205	4,085
Net profit/(loss) on financial operations	861	789
Net income from subsidiaries and associates	253	182
Miscellaneous	104	124
Exceptional net income	0	0
Total other income	**357**	**306**
Total operating income	**11,384**	**11,605**
Administrative expenses	(4,618)	(4,966)
Depreciation and other provisions	(710)	(939)
Restructuring costs	(499)	(905)
Total operating costs	**(5,827)**	**(6,810)**
Profit/(loss) before provisions for loan and investment losses and income taxes	**5,557**	**4,795**
Provisions for loan losses	79	832
Provisions for impairment of securities	(20)	(284)
Provisions for losses for investments in subsidiaries and associates	784	(175)
Provisions for loan and investment losses	**843**	**373**
Profit/(loss) from ordinary activities	**6,400**	**5,168**
Income taxes	(1,909)	(932)
Net profit/(loss)	**4,491**	**4,236**

KOMERČNÍ BANKA'S BALANCE SHEET
ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
(in CZK million)

	30 June 2003 (Unaudited)	31 December 2002 (Audited)	30 June 2002 (Unaudited)
Assets			
Cash and balances with central banks	13,960	14,377	17,462
Amounts due from banks	186,828	199,729	218,506
Trading securities	19,752	9,277	3,513
Positive fair value of financial derivative transactions	11,435	13,790	15,407
Due from Česká konsolidační agentura	34,716	35,440	44,703
Loans to customers, net	117,680	121,154	118,735
Securities available for sale	26,482	24,390	27,608
Investments held to maturity	93	2,476	200
Prepayments, accrued income and other assets	8,160	5,704	5,306
Deferred tax asset	649	902	
Investments in subsidiaries and associates	1,477	1,588	1,716
Tangible and intangible fixed assets, net	10,888	10,926	11,006
Total assets	**432,120**	**439,753**	**464,162**
Liabilities			
Amounts due to banks	18,383	22,549	28,710
Amounts due to customers	342,717	341,114	360,251
Negative fair value of financial derivative transactions	4,370	6,078	8,783
Certificated debt	18,484	18,267	22,055
Accruals, provisions and other liabilities	8,194	7,947	8,720
Income taxes payable	1,180	2,796	856
Deferred tax liability	1,451	1,144	776
Subordinated debt	0	6,100	5,938
Total liabilities	**394,779**	**405,995**	**436,089**
Shareholders' equity			
Share capital	19,005	19,005	19,005
Share premium and reserves	18,336	14,753	9,068
Total shareholders' equity	**37,341**	**33,758**	**28,073**
Total liabilities and shareholders' equity	**432,120**	**439,753**	**464,162**

KOMERČNÍ BANKA'S PROFIT AND LOSS STATEMENT ACCORDING TO THE METHODOLOGY OF CZECH BANKS
(in CZK million)

Item no.		30 June 2003	30 June 2002
1.	**Interest income and similar income**	**10,602**	**13,107**
	of which: interest income from debt securities	930	989
2.	**Interest expense and similar expense**	**(4,626)**	**(6,591)**
	of which: interest expense from debt securities	(872)	(1,184)
3.	**Income from shares and equity investments**	**288**	**220**
a)	*Income from equity investments in associates*	212	92
b)	Income from equity investments from subsidiaries	41	90
c)	Income from other shares and equity investments	35	38
4.	**Commissions and fee income**	**3,485**	**3,326**
5.	**Commissions and fee expense**	**(442)**	**(259)**
6.	**Net profit or loss on financial operations**	**1,761**	**1,473**
7.	**Other operating income**	**3,085**	**1,274**
8.	**Other operating expenses**	**(416)**	**(394)**
9.	**Administrative expenses**	**(4,490)**	**(5,235)**
a)	Staff costs	(2,228)	(2,586)
aa)	Wages and salaries	(1,619)	(1,906)
ab)	Social security and health insurance	(566)	(659)
ac)	Other staff costs	(43)	(21)
b)	*Other administrative costs*	(2,262)	(2,649)
10.	**Release of reserves and provisions for tangible and intangible fixed assets**	**152**	**124**
11.	**Depreciation/amortisation, charge and use of reserves and provisions for tangible and intangible fixed assets**	**(791)**	**(906)**
12.	**Release of provisions and reserves for receivables and guarantees, recoveries of receivables previously written off**	**2,813**	**2,838**
13.	**Write-offs, charge and use of provisions and reserves for receivables and guarantees**	**(5,348)**	**(3,097)**
14.	**Losses related to transfers of equity investments in subsidiaries and associates, charge and use of provisions for equity investments in subsidiaries and associates**	**0**	**(455)**
15.	**Release of other reserves**	**973**	**254**
16.	**Charge and use of other reserves**	**(582)**	**(540)**
17.	**Profit/loss for the period from ordinary activities before taxes**	**6,464**	**5,139**
18.	**Extraordinary income**	**0**	**2,467**
19.	**Extraordinary expenses**	**0**	**(1,982)**
20.	**Profit/loss for the period from extraordinary activities before taxes**	**0**	**485**
21.	**Income tax**	**(1,908)**	**(1,081)**
22.	**Net profit/loss for the period**	**4,556**	**4,543**

KOMERČNÍ BANKA'S BALANCE SHEET
ACCORDING TO THE METHODOLOGY OF CZECH BANKS
Assets
(in CZK million)

Item no.		30 June 2003			30 June 2002
		Gross	Adjustment	Net	Net
1.	**Cash in hand, balances with central banks**	**13,174**	**0**	**13,174**	**16,429**
2.	**State zero-coupon bonds and other securities eligible for refinancing with the CNB**	**28,171**	**0**	**28,171**	**8,480**
a)	Issued by state institutions	28,171	0	28,171	8,480
b)	Other	0	0	0	0
3.	**Amounts due from banks and savings associations**	**187,221**	**13**	**187,208**	**219,265**
a)	Repayable on demand	6,170	0	6,170	759
b)	Other receivables	181,051	13	181,038	218,506
4.	**Amounts due from customers and members of savings associations**	**166,371**	**5,784**	**160,587**	**172,770**
a)	Repayable on demand	2,682	0	2,682	2,515
b)	Other receivables	163,689	5,784	157,905	170,255
5.	**Debt securities**	**17,905**	**0**	**17,905**	**18,573**
a)	Issued by state institutions	1,529	0	1,529	1,210
b)	Issued by other entities	16,376	0	16,376	17,363
6.	**Shares, participation certificates and other holdings**	**252**	**0**	**252**	**4,262**
7.	**Equity holdings in associates**	**220**	**0**	**220**	**334**
	of which: in banks	220	0	220	220
8.	**Equity holdings in subsidiaries**	**2,429**	**1,172**	**1,257**	**1,382**
	of which: in banks	418	0	418	367
9.	**Intangible fixed assets**	**3,387**	**2,322**	**1,065**	**1,006**
	of which: incorporation costs	0	0	0	0
	goodwill	0	0	0	0
10.	**Tangible fixed assets**	**20,586**	**10,971**	**9,615**	**9,660**
	of which: land and buildings for operating activities	11,670	4,130	7,540	7,525
11.	**Other assets**	**18,426**	**255**	**18,171**	**19,572**
12.	**Prepayments and accrued income**	**788**	**0**	**788**	**915**
13.	**Total assets**	**458,930**	**20,517**	**438,413**	**472,648**

Liabilities

(in CZK million)

Item no.		30 June 2003	30 June 2002
1.	**Amounts owed to banks and savings associations**	**17,301**	**28,764**
a)	Repayable on demand	2,468	3,068
b)	Other payables	14,833	25,696
2.	**Amounts owed to customers - members of savings associations**	**309,400**	**325,231**
a)	Repayable on demand	177,061	146,857
b)	Other payables	132,339	178,374
3.	**Payables from debt securities**	**52,937**	**57,184**
a)	Issued debt securities	51,801	57,077
b)	Other payables from debt securities	1,136	107
4.	**Other liabilities**	**9,684**	**15,191**
5.	**Deferred income and accrued expenses**	**24**	**163**
6.	**Reserves**	**11,618**	**11,468**
a)	For pensions and similar liabilities	0	0
b)	For taxes	1,651	0
c)	Other	9,967	11,468
7.	**Subordinated liabilities**	**0**	**5,938**
8.	**Share capital**	**18,960**	**18,856**
	of which: share capital paid-up	19,005	19,005
	treasury shares	(45)	(149)
9.	**Share premium**	**121**	**35**
10.	**Reserve funds and other funds from profit**	**1,708**	**1,232**
a)	Mandatory reserve funds and funds for risk	1,151	689
b)	Other reserve funds	387	365
c)	Other funds from profit	170	178
11.	**Gains or losses from revaluation**	**3,012**	**2,111**
a)	Of assets and liabilities	0	0
b)	Hedging derivatives	3,061	2,212
c)	Re-translation of equity holdings	(49)	(101)
12.	**Retained earnings and accumulated losses brought forward**	**9,092**	**1,932**
13.	**Profit or loss for the period**	**4,556**	**4,543**
14.	**Total liabilities**	**438,413**	**472,648**

Off-balance sheet

(in CZK million)

Item no.		30 June 2003	30 June 2002
1.	Issued commitments and guarantees	90,588	108,187
2.	Amounts due from spot transactions	5,471	6,851
3.	Amounts due from term transactions	395,406	389,700
4.	Amounts due from option transactions	24,611	23,550
5.	Receivables written off	10,191	17,184
6.	Assets provided into custody, administration and safe-keeping	60	4,148
7.	Accepted commitments and guarantees	92,306	113,713
8.	Received collateral	296,152	347,392
9.	Amounts owed from spot transactions	5,470	6,863
10.	Amounts owed from term transactions	393,230	385,466
11.	Amounts owed from option transactions	24,612	23,550
12.	Assets received into custody, administration and safe-keeping	43,180	6,632
13.	Assets received for management	2,325	0

Prague 31st July 2003

ANNOUNCEMENT

Komercni banka, a.s. releases the Semi-annual Report.

This document will be made publicly available at:

The Compliance Department
8th Floor
Societe Generale (London Branch)
SG House
41 Tower Hill
London EC3N 4SG

and

Document Viewing Facility
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
United Kingdom.

This document will be also made publicly available at Web site http://www.kb.cz/en/kdo_jsme



Press Release

Komerční banka reported unconsolidated net profit of CZK 4,491 million for the first half 2003

Prague, 31 July 2003 – Komerční banka continued in a positive trend from the first quarter of 2003 and reported unconsolidated net profit CZK 4,491 million according to International Financial Reporting Standards. Net profit increased year on year by 6.0% and results mainly from the following factors:

- **Slight decrease in net banking income**

The Bank generated the *net banking income* of CZK 11,384 million, which represents a decrease by 1.9% year on year. Declining *net interest income* by 7.2% reflects low interest rate environment in the Czech Republic and was partially compensated by increasing *fees and commissions* (+2.9%). Growth of the fees and commissions was positively influenced by development of F&C from account maintenance, loan administration, payment cards and cross-selling of products.

- **Significant reduction of operating costs**

Operating costs decreased year on year by 14.4% to CZK 5,827 million reflecting mainly reduction of administrative expenses and decrease of restructuring costs.

- **Creation of provisions and reserves and net profit from sale of subsidiaries and associates**

Creation of provisions and net profit from sale of subsidiaries and associates in the amount of CZK 843 million results from very low level of cost of risk on the Bank's loan portfolio and profit from sale of CAC Leasing and Reflexim.

Unconsolidated financial results (IFRS)

Profit and loss account CZK million	1H 2002	**1H 2003**	Change
Net banking income	11,605	**11,384**	- 1.9%
Operating costs	-6,810	**-5,827**	- 14.4%
Net operating income	4,795	**5,557**	+ 15.9%
Provisions for loan and investment losses and net profit form sale of subsidiaries and associates	373	**843**	+ 125.7%
Income taxes	-932	**-1,909**	+ 104.8%
Net profit	4,236	**4,491**	+ 6.0%

Komerční banka, a. s.
Na Příkopě 33
114 07 Prague 1, Czech Republic



KB

Press Release

Key ratios and indicators %	1H 2002	1H 2003	Change
Capital Adequacy - ČNB	14.2	**15.4**	-
Net Interest Margin	3.3	**3.1**	-
Cost / Income ratio, including restructuring costs	58.7	**51.2**	-
Return on Average Equity (ROAE)	32.8	**25.3**	-
Return on Average Assets (ROAA)	1.9	**2.1**	-
Number of Employees (FTE number)	9,657	**8,981**	- 7.0%

The Bank's total assets decreased by 1.7% compared to the end of 2002 and amounted to CZK 432.1 billion as at the end of June 2003.

Net loans and advances to customers amounted to CZK 117.7 billion, representing a decline by 2.9% in comparison with the end of 2002. The main factor causing the decline was a transfer of sold non-performing loans to GE Capital.

Customers' deposits were stable (+0.5%) compared to the end of 2002 and amounted to CZK 342.7 billion.

Consolidated net profit for the first half 2003 amounted to CZK 3,850 million according to International Financial Reporting Standards. The gap between unconsolidated and consolidated profit results from the difference of accounting treatment of the disposal of a consolidated entity.

Business Highlights

Komerční banka year on year **increased number of clients by 40 thousand** and thus serviced total of **1.28 million clients** at the end of June.

Compared to June 2002 **Komerční banka increased the number of direct banking clients by 68%** to 507 thousand representing 40% of the total client base.

The Bank reported **dynamic development of retail loans and payment card transactions**. Volume of newly granted mortgage loans in the first half 2003 increased by 36% and consumer loans by 19% compared to the same period of 2002. Number of payment card transactions operated by the Bank in the first half 2003 increased by 47% compared to the same period of 2002.

Miloš Adámek
Executive Director, Communication



Fax

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s. P.O. BOX 839 114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			
Datum *Date*	31.7.2003		
Stran *Pages*	**8 (Including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Financial Statements as of 30. 6. 2003

Dear Sirs,

We are sending you Balance Sheet in accordance with CAS and IFRS, Profit and Loss statement in accordance with CAS and IFRS, Announcement of receivables According to their classification.

Yours Sincerely,

Floríková

Sylva Floríková
Director of Compliance

KOMERČNÍ BANKA BALANCE SHEET IN ACCORDANCE WITH CAS

ASSETS (in CZKm)

Item no.		30 June 2003 Gross	Adjustment	Net	30 June 2002 Net
1.	**Cash in hand, balances with central banks**	**13,174**	**0**	**13,174**	**16,429**
2.	**State zero-coupon bonds and other securities eligible for refinancing with the CNB**	**28,171**	**0**	**28,171**	**8,480**
a)	Issued by state institutions	28,171	0	28,171	8,480
b)	Other	0	0	0	0
3.	**Amounts due from banks and savings associations**	**187,221**	**13**	**187,208**	**219,265**
a)	Repayable on demand	6,170	0	6,170	759
b)	Other receivables	181,051	13	181,038	218,506
4.	**Amounts due from customers and members of savings associations**	**166,371**	**5,784**	**160,587**	**172,770**
a)	Repayable on demand	2,682	0	2,682	2,515
b)	Other receivables	163,689	5,784	157,905	170,255
5.	**Debt securities**	**17,905**	**0**	**17,905**	**18,573**
a)	Issued by state institutions	1,529	0	1,529	1,210
b)	Issued by other entities	16,376	0	16,376	17,363
6.	**Shares, participation certificates and other holdings**	**252**	**0**	**252**	**4,262**
7.	**Equity holdings in associates**	**220**	**0**	**220**	**334**
	of which: in banks	220	0	220	220
8.	**Equity holdings in subsidiaries**	**2,429**	**1,172**	**1,257**	**1,382**
	of which: in banks	418	0	418	367
9.	**Intangible fixed assets**	**3,387**	**2,322**	**1,065**	**1,006**
	of which: incorporation costs	0	0	0	0
	goodwill	0	0	0	0
10.	**Tangible fixed assets**	**20,586**	**10,971**	**9,615**	**9,660**
	of which: land and buildings for operating activities	11,670	4,130	7,540	7,525
11.	**Other assets**	**18,426**	**255**	**18,171**	**19,572**
12.	**Prepayments and accrued income**	**788**	**0**	**788**	**915**
13.	**Total assets**	**458,930**	**20,517**	**438,413**	**472,648**

LIABILITES (in CZKm)

Item no.		30 June 2003	30 June 2002
1.	**Amounts owed to banks and savings associations**	**17,301**	**28,764**
a)	Repayable on demand	2,468	3,068
b)	Other payables	14,833	25,696
2.	**Amounts owed to customers - members of savings associations**	**309,400**	**325,231**
a)	Repayable on demand	177,061	146,857
b)	Other payables	132,339	178,374
3.	**Payables from debt securities**	**52,937**	**57,184**
a)	Issued debt securities	51,801	57,077
b)	Other payables from debt securities	1,136	107
4.	**Other liabilities**	**9,684**	**15,191**
5.	**Deferred income and accrued expenses**	**24**	**163**
6.	**Reserves**	**11,618**	**11,468**
a)	For pensions and similar liabilities	0	0
b)	For taxes	1,651	0
c)	Other	9,967	11,468
7.	**Subordinated liabilities**	**0**	**5,938**
8.	**Share capital**	**18,960**	**18,856**
	of which: share capital paid-up	19,005	19,005
	treasury shares	(45)	(149)
9.	**Share premium**	**121**	**35**
10.	**Reserve funds and other funds from profit**	**1,708**	**1,232**
a)	Mandatory reserve funds and funds for risk	1,151	689
b)	Other reserve funds	387	365
c)	Other funds from profit	170	178
11.	**Gains or losses from revaluation**	**3,012**	**2,111**
a)	Of assets and liabilities	0	0
b)	Hedging derivatives	3,061	2,212
c)	Re-translation of equity holdings	(49)	(101)
12.	**Retained earnings and accumulated losses brought forward**	**9,092**	**1,932**
13.	**Profit or loss for the period**	**4,556**	**4,543**
14.	**Total liabilities**	**438,413**	**472,648**

Off-Balance Sheet

(in CZKm)

Item no.		30 June 2003	30 June 2002
1.	Issued commitments and guarantees	90,588	108,187
2.	Amounts due from spot transactions	5,471	6,851
3.	Amounts due from term transactions	395,406	389,700
4.	Amounts due from option transactions	24,611	23,550
5.	Receivables written off	10,191	17,184
6.	Assets provided into custody, administration and safe-keeping	60	4,148
7.	Accepted commitments and guarantees	92,306	113,713
8.	Received collateral	296,152	347,392
9.	Amounts owed from spot transactions	5,470	6,863
10.	Amounts owed from term transactions	393,230	385,466
11.	Amounts owed from option transactions	24,612	23,550
12.	Assets received into custody, administration and safe-keeping	43,180	6,632
13.	Assets received for management	2,325	0

KOMERČNÍ BANKA PROFIT AND LOSS STATEMENT IN ACCORDANCE WITH CAS

(in CZKm)

Item no.		30 June 2003	30 June 2002
1.	**Interest income and similar Income**	**10,602**	**13,107**
	of which: interest income from debt securities	930	989
2.	**Interest expense and similar expense**	**(4,626)**	**(6,591)**
	of which: interest expense from debt securities	(872)	(1,184)
3.	**Income from shares and equity investments**	**288**	**220**
a)	Income from equity investments in associates	212	92
b)	Income from equity investments from subsidiaries	41	90
c)	Income from other shares and equity investments	35	38
4.	**Commissions and fee income**	**3,485**	**3,326**
5.	**Commissions and fee expense**	**(442)**	**(259)**
6.	**Net profit or loss on financial operations**	**1,761**	**1,473**
7.	**Other operating income**	**3,085**	**1,274**
8.	**Other operating expenses**	**(416)**	**(394)**
9.	**Administrative expenses**	**(4,490)**	**(5,235)**
a)	Staff costs	(2,228)	(2,586)
aa)	Wages and salaries	(1,619)	(1,906)
ab)	Social security and health insurance	(566)	(659)
ac)	Other staff costs	(43)	(21)
b)	Other administrative costs	(2,262)	(2,649)
10.	**Release of reserves and provisions for tangible and intangible fixed assets**	**152**	**124**
11.	**Depreciation/amortisation, charge and use of reserves and provisions for tangible and intangible fixed assets**	**(791)**	**(906)**
12.	**Release of provisions and reserves for receivables and guarantees, recoveries of receivables previously written off**	**2,813**	**2,838**
13.	**Write-offs, charge and use of provisions and reserves for receivables and guarantees**	**(5,348)**	**(3,097)**
14.	**Losses related to transfers of equity investments in subsidiaries and associates, charge and use of provisions for equity investments in subsidiaries and associates**	**0**	**(455)**
15.	**Release of other reserves**	**973**	**254**
16.	**Charge and use of other reserves**	**(582)**	**(540)**
17.	**Profit/loss for the period from ordinary activities before taxes**	**6,464**	**5,139**
18.	**Extraordinary income**	**0**	**2,467**
19.	**Extraordinary expenses**	**0**	**(1,982)**
20.	**Profit/loss for the period from extraordinary activities before taxes**	**0**	**485**
21.	**Income tax**	**(1,908)**	**(1,081)**
22.	**Net profit/loss for the period**	**4,556**	**4,543**

International Financial Reporting Standards

(in CZK mil.)	30 June 2003 (Unaudited)	30 June 2002 (Unaudited)
Assets		
Cash and balances with the central bank	13,960	17,462
Amounts due from banks	186,828	218,506
Trading securities	19,752	3,513
Positive fair value of financial derivative transactions	11,435	15,407
Due from Česká konsolidační agentura	34,716	44,703
Loans to customers, net	117,680	118,735
Securities available for sale	26,482	27,608
Investments held to maturity	93	200
Prepayments, accrued income and other assets	8,160	5,306
Deferred tax asset	649	0
Investments in subsidiaries and associates	1,477	1,716
Tangible and intangible fixed assets, net	10,888	11,006
Total assets	**432,120**	**464,162**
Liabilities		
Amounts due to banks	18,383	28,710
Amounts due to customers	342,717	360,251
Negative fair value of financial derivative transactions	4,370	8,783
Certificated debt	18,484	22,055
Accruals, provisions and other liabilities	8,194	8,720
Income taxes	1,180	856
Deferred tax liability	1,451	776
Subordinated debt	0	5,938
Total liabilities	**394,779**	**436,089**
Shareholders' equity		
Share capital	19,005	19,005
Share premium and reserves	18,336	9,068
Total shareholders' equity	**37,341**	**28,073**
Total liabilities and shareholders' equity	**432,120**	**464,162**

International Financial Reporting Standards
(In CZK mil.)

Profit and Loss Statement	30 June 2003 (Unaudited)	30 June 2002 (Unaudited)
Interest income	10,602	13,033
Interest expense	(4,641)	(6,608)
Net interest income	**5,961**	**6,425**
Net fees and commissions	4,205	4,085
Net profit/(loss) on financial operations	861	789
Net income from subsidiaries and associates	253	182
Miscellaneous	104	124
Total other income	**357**	**306**
Total operating income	**11,384**	**11,605**
Administrative expenses	(4,618)	(4,966)
Depreciation and other provisions	(710)	(939)
Restructuring costs	(499)	(905)
Total operating costs	**(5,827)**	**(6,810)**
Profit/loss before provisions for loan and investment losses and income taxes	**5,557**	**4,795**
Provision for loan losses	79	832
Provisions for impairment of securities	(20)	(284)
Provisions and net profit from sale of subsidiaries and associates	784	(175)
Provisions for loan and investment losses, net profit from sale of subsidiaries and associates	**843**	**373**
Profit/loss before income taxes	**6,400**	**5,168**
Income taxes	(1,909)	(932)
Net profit/(loss)	**4,491**	**4,236**

Announcement of receivables according their classification

Overdue receivables
(CNB methodology)

Status as at: 30.6.2003

(in CZK mil.)

	Classification according the time frame of overdue receivables	To maturity	From 1 day to 1 month including (1-30 days)	From 1 month to 3 months including (31-90 days)	From 3 months to 6 months including (91-180 days)	From 6 months to 1 year including (181-360 days)	Over 1 year (more than 360 days)
###		S01	S02	S03	S04	S05	S06
R001	Total receivables from customers and other banks	202,502	756	488	209	296	3,738
R002	Receivables from customers	160,903	750	488	209	296	3,725
R003	*Standard and other loans from customers	132,703	266	0	0	0	0
R004	*Watch loans and other receivables from customers	21,502	345	52	0	0	0
R005	*Sub-standard loans and other receivables from customers	4,531	88	11	19	X	X
R006	*Doubtful loans and other receivables from customers	1,415	13	401	36	66	X
R007	*Loss loans and other receivables from customers	752	38	24	154	230	3,725
R008	Receivables from other banks	41,599	6	0	0	0	13
R009	*Standard and unspecified loans from banks	41,483	6	0	0	0	0
R010	*Watch loans and other receivables from banks	53	0	0	0	0	0
R011	*Sub-standard loans and other receivables from banks	63	0	0	0	X	X
R012	*Doubtful loans and other receivables from banks	0	0	0	0	0	X
R013	*Loss loans and other receivables from banks	0	0	0	0	0	13



Fax

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 001202942952 5
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+42022243200 5 +42022422948 3
Kopie *cc*			
Datum *Date*	31.7.2003		
Stran *Pages*	19 ~~16~~ **(including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+42022243200 5

Věc
Subject

Report on Financial Results as at 30 June 2003

Dear Sirs,

We are sending you Report on financial Results as at 30 June 2003 of Komerční banka, a.s.

Yours Sincerely,

Sylva Floriková
Director of Compliance

SOCIETE GENERALE GROUP

Komerční banka, a.s., se sídlem:
Praha 1, Na Příkopě 33, č. p. 969, PSČ 114 07, Česká republika, IČ: 45317054
ZAPSANÁ V OBCHODNÍM REJSTŘÍKU VEDENÉM MĚSTSKÝCH SOUDEM V PRAZE, ODDÍL B, VLOZKA 1360

Komerční banka
Report on Financial Results
as at 30 June 2003


KB